UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No.          )

FIVE STAR PRODUCTS, INC.
(Name of Subject Company (issuer))

NPDV ACQUISITION CORP.
(Offeror)
A Wholly-Owned Subsidiary of

NATIONAL PATENT DEVELOPMENT CORPORATION
(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.01 per Share
(Title of Class of Securities)

33831M107
(CUSIP Number of Class of Securities)

Ira J. Sobotko, Vice President, Chief Financial Officer, Secretary and Treasurer
National Patent Development Corporation
10 East 40th Street, Suite 3110, New York, NY 10016
(646) 742-1600
(Name, address, and telephone numbers of persons authorized
to receive notices and communications on behalf of filing persons))

Copies to:
Frank E. Lawatsch, Jr.
Day Pitney LLP
7 Times Square
New York, NY 10036

Calculation of Filing Fee:

Transaction valuation(1)	Amount of filing fee(2)

$1,689,399.60	$66.40

(1)	The transaction valuation is estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The calculation assumes the purchase of all outstanding common shares of Five Star Products, Inc., par value $0.01 (the “Shares”), not beneficially owned by NPDV Acquisition Corp. (“NPDV Acquisition Corp.”) a wholly-owned subsidiary of National Patent Development Corporation, at a purchase price of $0.40 per Share, net to the seller in cash. As of Thursday, July 24, 2008, there were 4,223,499 Shares not beneficially owned by NPDV Acquisition Corp.

(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory #6 for Fiscal Year 2008, effective December 31, 2007, and equals $39.30 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A Form or Registration No.: N/A Filing Party: N/A Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third party tender offer subject to Rule 14d-1. ☐ issuer tender offer subject to Rule 13e-4. ☒ going-private transaction subject to Rule 13e-3. ☒ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

CUSIP No.  33831M107

(1)	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). NPDV Acquisition Corp.

(2)	Check the Appropriate Box if a Member of a Group. (See Instructions)	(a) ☐
(b) ☐

(3)	SEC Use Only.

(4)	Source of Funds (See Instructions). AF

(5)	Check Box If Disclosure Of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).
☐

(6)	Citizenship or Place of Organization. Delaware

Number of Shares	(7)	Sole Voting Power. 0
Beneficially
Owned By Each Reporting	(8)	Shared Voting Power. 19,619,078
Person With
	(9)	Sole Dispositive Power. 0

	(10)	Shared Dispositive Power. 19,619,078

(11)	Aggregate Amount Beneficially Owned By Each Reporting Person. 19,619,078

(12)	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)
☐

(13)	Percent Of Class Represented By Amount In Row (11) 82.3%

(14)	Type Of Reporting Person (See Instructions) CO

CUSIP No. 33831M107

(1)	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). National Patent Development Corporation

(2)	Check the Appropriate Box if a Member of a Group. (See Instructions)	(a) ☐
(b) ☐

(3)	SEC Use Only.

(4)	Source of Funds (See Instructions). WC

(5)	Check Box If Disclosure Of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).
☐

(6)	Citizenship or Place of Organization. Delaware

Number of Shares	(7)	Sole Voting Power. 0
Beneficially
Owned By Each Reporting	(8)	Shared Voting Power. 19,619,078
Person With
	(9)	Sole Dispositive Power. 0

	(10)	Shared Dispositive Power. 19,619,078

(11)	Aggregate Amount Beneficially Owned By Each Reporting Person. 19,619,078

(12)	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)
☐

(13)	Percent Of Class Represented By Amount In Row (11) 82.3%

(14)	Type Of Reporting Person (See Instructions) CO

CUSIP No. 33831M107

(1)	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). JL Distributors, Inc.

(2)	Check the Appropriate Box if a Member of a Group. (See Instructions)	(a) ☐
(b) ☐

(3)	SEC Use Only.

(4)	Source of Funds (See Instructions). N/A

(5)	Check Box If Disclosure Of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).
☐

(6)	Citizenship or Place of Organization. Delaware

Number of	(7)	Sole Voting Power.
Shares		0
Beneficially
Owned By	(8)	Shared Voting Power.
Each Reporting		0
Person With
	(9)	Sole Dispositive Power. 0

	(10)	Shared Dispositive Power. 0

(11)	Aggregate Amount Beneficially Owned By Each Reporting Person. 0

(12)	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)
☐

(13)	Percent Of Class Represented By Amount In Row (11) 0%

(14)	Type Of Reporting Person (See Instructions) CO

FORWARD-LOOKING STATEMENTS

The statements included or incorporated by reference in this document relating to matters that are not historical facts may be deemed to be “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be characterized by terminology such as “believe,” “anticipate,” “should,” “intend,” “plan,” “will,” “expected,” “estimated,” and “projects” and similar expressions. These statements are based on assumptions and assessments made by National Patent Development Corporation and NPDV Acquisition Corp. in light of their experience and perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate and involve risks and uncertainties relating to the occurrence of future events.

Any such forward-looking statements are not guarantees of future performance and actual results, developments and business decisions may differ materially from those envisioned by such forward-looking statements. Although National Patent Development Corporation and NPDV Acquisition Corp. believe that the expectations reflected in such forward-looking statements are reasonable, they cannot give any assurances that these expectations will ultimately prove to be correct. Other risks and uncertainties concerning National Patent Development Corporation’s and its subsidiaries’ performance are set forth in reports and documents filed by with the SEC.

INTRODUCTION

This Tender Offer Statement, Rule 13e-3 Transaction Statement and Schedule 13D/A filed under cover of Schedule TO relate to the offer by NPDV Acquisition Corp. (“NPDV Acquisition Corp.”), a Delaware corporation and wholly-owned subsidiary of National Patent Development Corporation (“National Patent”), a Delaware corporation, to purchase all outstanding shares of Common Stock, par value $0.01 per share (the “Shares”), of Five Star Products, Inc., a Delaware corporation (“Five Star”), not owned by NPDV Acquisition Corp. at a purchase price of $0.40 per Share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 24, 2008 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(i), and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the “Offer”), a copy of which is attached hereto as Exhibit (a)(1)(ii).

This Tender Offer Statement also relates to the Tender Offer and Merger Agreement, dated as of June 26, 2008 (as may be amended from time to time, the “Tender Offer Agreement”), by and among National Patent, NPDV Acquisition Corp. and Five Star. The Tender Offer Agreement provides, among other things, for the making of the Offer and also provides that following the consummation of the Offer and subject to certain conditions, NPDV Acquisition Corp. will be merged with and into Five Star, with Five Star continuing as the surviving corporation, wholly-owned by National Patent (the “Merger”). Each Share outstanding immediately prior to the effective time of the Merger (other than Shares held by Five Star, National Patent or NPDV Acquisition Corp., or their subsidiaries, all of which will be cancelled and retired and shall cease to exist, and other than Shares held by stockholders who exercise and perfect appraisal rights under Delaware law), will be converted in the Merger into the right to receive the Offer Price, without interest thereon and less any required withholding taxes.

Five Star’s Solicitation/Recommendation Statement on Schedule 14D-9 is being filed on the same date as this Schedule TO and is also being mailed to Five Star’s stockholders along with the Offer to Purchase.

ITEM 1.	SUMMARY TERM SHEET

Reference is made to the information set forth under Summary Term Sheet and Questions and Answers About the Offer in the Offer to Purchase, which is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION

(a)  Name and Address.  Reference is made to the information set forth under The Tender Offer—Section 6 (“Certain Information Regarding Five Star, National Patent and NPDV Acquisition Corp.”) in the Offer to Purchase, which is incorporated herein by reference.

(b)  Securities.  Reference is made to the information set forth under The Tender Offer—Section 1 (“Terms of the Offer”) in the Offer to Purchase, which is incorporated herein by reference.

(c)  Trading Market and Price.  Reference is made to the information set forth under The Tender Offer—Section 5 (“Price Range of Shares; Dividends”) in the Offer to Purchase, which is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON

(a)  Name and Address.  Reference is made to the information set forth under Special Factors – Section 1 (“Certain Relationships between Five Star, National Patent and NPDV Acquisition Corp.”); The Tender Offer—Section 6 (“Certain Information Regarding Five Star, National Patent and NPDV Acquisition Corp.”) and Schedule A (“Information Concerning the Directors and Executive Officers of Five Star Products, Inc., National Patent Development Corporation and NPDV Acquisition Corp.”) in the Offer to Purchase, which is incorporated herein by reference.

(b)  Business and Background of Entities.  Reference is made to the information set forth under The Tender Offer—Section 6 (“Certain Information Regarding Five Star, National Patent and NPDV Acquisition Corp.”) in the Offer to Purchase, which is incorporated herein by reference.

(c)  Business and Background of Natural Persons.  Reference is made to the information set forth under The Tender Offer—Section 6 (“Certain Information Regarding Five Star, National Patent and NPDV Acquisition Corp.”) and Schedule A (“Information Concerning the Directors and Executive Officers of Five Star Products, Inc., National Patent Development Corporation and NPDV Acquisition Corp.”) in the Offer to Purchase, which is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION

(a)  Material Terms.  Reference is made to the information set forth under Summary Term Sheet; Questions and Answers About the Offer; Introduction; Special Factors—Sections 4 (“Purpose of the Offer; Plans for Five Star”), 5 (“Certain Effects of the Offer and Merger”) and 8 (“The Tender Offer Agreement”); and The Tender Offer—Sections 1 (“Terms of the Offer”), 2 (“Acceptance for Payment and Payment for Shares”), 3 (“Procedure for Tendering Shares”),

4 (“Rights of Withdrawal”) and 12 (“Certain Material U.S. Federal Income Tax Considerations”) in the Offer to Purchase, which is incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND
AGREEMENTS

(a)  Transactions.  Reference is made to the information set forth under Special Factors—Sections 2 (“National Patent’s Past Contacts, Transactions, Negotiations and Agreements with Five Star”) and 3 (“Background of the Offer”) and Schedule C (“Terms of Specific Agreements”) in the Offer to Purchase, which is incorporated herein by reference.

(b)  Significant Corporate Events.  Reference is made to the information set forth under Special Factors—Sections 2 (“National Patent’s Past Contacts, Transactions, Negotiations and Agreements with Five Star”), 3 (“Background of the Offer”), 4 (“Purpose of the Offer; Plans for Five Star”) and 6 (“Report of Burnham Securities Inc. to Five Star’s Special Committee and Board of Directors; Recommendation of Five Star’s Special Committee and Board of Directors”) and Schedule C (“Terms of Specific Agreements”) in the Offer to Purchase, which is incorporated herein by reference.

ITEM 6.	PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS

(a) and (c)(1)-(7)  Purposes and Plans.  Reference is made to the information set forth under Questions and Answers About the Offer; Introduction; Special Factors—Sections 3 (“Background of the Offer”), 4 (“Purpose of the Offer; Plans for Five Star”) and 5 (“Certain Effects of the Offer and Merger”); and The Tender Offer—Section 7 (“Merger and Appraisal Rights; ‘Going Private’ Rules”) in the Offer to Purchase, which is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a) and (b)  Source of Funds and Conditions.  Reference is made to the information set forth under The Tender Offer—Section 8 (“Source and Amount of Funds”) in the Offer to Purchase, which is incorporated herein by reference.

(d)  Borrowed Funds.  Not applicable.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a) and (b)  Securities Ownership and Securities Transactions.  Reference is made to the information set forth under Special Factors—Sections 1 (“Certain Relationships between Five Star, National Patent and NPDV Acquisition Corp.”), 2 (“National Patent’s Past Contacts, Transactions, Negotiations and Agreements with Five Star”) and 3 (“Background of the Offer); Schedule A (“Information Concerning the Directors and Executive Officers of Five Star Products, Inc., National Patent Development Corporation and NPDV Acquisition Corp.”); Schedule B (“Security Ownership of Certain Beneficial Owners”) and Schedule C (“Terms of Specific Agreements”) in the Offer to Purchase, which is incorporated herein by reference.

ITEM 9.	PERSONS / ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a)  Solicitations or Recommendations.  Reference is made to the information set forth under Introduction and The Tender Offer—Section 11 (“Fees and Expenses”) in the Offer to Purchase, which is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS

(a)  Financial Information.  Because the consideration offered consists solely of cash, there is no financing condition and the Offer is for all of the outstanding Shares, the financial statements of NPDV Acquisition Corp. and National Patent are not material pursuant to Instruction 2 to Item 10 of Schedule TO.

(b)	Pro Forma Information. Not applicable.

ITEM 11.	ADDITIONAL INFORMATION

(a)  Agreements, Regulatory Requirements and Legal Proceedings.

(a)(1)  Reference is made to the information set forth under “Special Factors – Sections 1 (“Certain Relationships between Five Star, National Patent and NPDV Acquisition Corp.”) and 8 (“The Tender Offer Agreement”) and Schedule C (“Terms of Specific Agreements”) in the Offer to Purchase, which is incorporated herein by reference.

(a)(2)  Reference is made to the information set forth under The Tender Offer—Sections 7 (“Merger and Appraisal Rights; ‘Going Private’ Rules”) and 10 (“Certain Legal Matters”) in the Offer to Purchase, which is incorporated herein by reference.

(a)(3)  Reference is made to the information set forth under The Tender Offer—Section 10 (“Certain Legal Matters”) in the Offer to Purchase, which is incorporated herein by reference.

(a)(4)  None.

(a)(5)  None.

(b)  Other Material Information.  The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference.

ITEM 12.	EXHIBITS

(a)(1)(i)	Offer to Purchase dated July 24, 2008.
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.
(a)(1)(v)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(vii)	Press release by National Patent Development Corporation and Five Star Products, Inc., dated June 26, 2008, announcing execution of the Tender Offer Agreement by National Patent Development Corporation, NPDV Acquisition Corp. and Five Star Products, Inc. (incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by National Patent Development Corporation and NPDV Acquisition Corp. with the SEC on June 26, 2008).
(b)	None.
(d)(i)	Tender Offer and Merger Agreement, dated as of June 26, 2008, among National Patent Development Corporation, NPDV Acquisition Corp. and Five Star Products, Inc. (incorporated herein by reference to Exhibit 2.1 to the Schedule TO-C filed by National Patent Development Corporation and NPDV Acquisition Corp. with the SEC on June 26, 2008).
(d)(ii)	Letter Agreement, dated June 26, 2008, among Bruce Sherman, Five Star Products, Inc. and National Patent Development Corporation (incorporated herein by reference to Exhibit 10.1 to the Schedule TO-C filed by National Patent Development Corporation and NPDV Acquisition Corp. with the SEC on June 26, 2008).
(d)(iii)	Letter Agreement, dated June 26, 2008, among Ronald Kampner, Five Star Products, Inc. and National Patent Development Corporation (incorporated herein by reference to Exhibit 10.2 to the Schedule TO-C filed by National Patent Development Corporation and NPDV Acquisition Corp. with the SEC on June 26, 2008).
(d)(iv)	Letter Agreement, dated June 26, 2008, among Charles Dawson, Five Star Products, Inc. and National Patent Development Corporation (incorporated herein by reference to Exhibit 10.3 to the Schedule TO-C filed by National Patent Development Corporation and NPDV Acquisition Corp. with the SEC on June 26, 2008).
(d)(v)	Letter Agreement, dated June 26, 2008, among Joseph Leven, Five Star Products, Inc. and National Patent Development Corporation (incorporated herein by reference to Exhibit 10.4 to the Schedule TO-C filed by National Patent Development Corporation and NPDV Acquisition Corp. with the SEC on June 26, 2008).
(d)(vi)	Letter Agreement, dated June 26, 2008, among Ira Sobotko, Five Star Products, Inc. and National Patent Development Corporation (incorporated herein by reference to Exhibit 10.5 to the Schedule TO-C filed by National Patent Development Corporation and NPDV Acquisition Corp. with the SEC on June 26, 2008).
(d)(vii)	Letter Agreement, dated June 26, 2008, among John C. Belknap, Five Star Products, Inc. and National Patent Development Corporation (incorporated herein by reference to Exhibit 10.6 to the Schedule TO-C filed by National Patent Development Corporation and NPDV Acquisition Corp. with the SEC on June 26, 2008).
(d)(viii)	Amended and Restated Convertible Promissory Note dated June 30, 2005, between Five Star Products, Inc. and JL Distributors, Inc. (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by National Patent Development Corporation with the SEC on March 7, 2007).

(d)(ix)	Agreement of Subordination and Assignment, dated as of June 27, 2008, by JL Distributors, Inc., Five Star Group, Inc., Five Star Products, Inc. and Bank of America N.A. (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Five Star Products, Inc. with the SEC on July 3, 2008).
(d)(x)	Registration Rights Agreement dated as of March 2, 2007, between Five Star Products, Inc. and JL Distributors, Inc. (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Five Star Products, Inc. with the SEC on March 7, 2007).
(d)(xi)	Non-Qualified Stock Option Agreement, dated March 1, 2007, between National Patent Development Corporation and John C. Belknap (incorporated herein by reference to Exhibit 10.10 to the Current Report on Form 8-K filed by National Patent Development Corporation with the SEC on March 7, 2007).
(d)(xii)	Restricted Stock Agreement, dated March 2, 2007, between Five Star Products, Inc. and John C. Belknap (incorporated herein by reference to Exhibit 10.7 to the Current Report on Form 8-K filed by Five Star Products, Inc. with the SEC on March 7, 2007).
(d)(xiii)	Registration Rights Agreement, dated as of March 2, 2007, between Five Star Products, Inc. and John Belknap (incorporated herein by reference to Exhibit 10.8 to the Current Report on Form 8-K filed by National Patent Development Corporation with the SEC on March 7, 2007).
(d)(xiv)	Non-Qualified Stock Option Agreement, dated March 1, 2007, between National Patent Development Corporation and Harvey P. Eisen (incorporated herein by reference to Exhibit 10.9 to the Current Report on Form 8-K filed by National Patent Development Corporation with the SEC on March 7, 2007).
(d)(xv)	Stock Option Agreement dated as of July 30, 2007, between National Patent Development Corporation and Ira J. Sobotko (incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 filed by National Patent Development Corporation with the SEC on November 14, 2007).
(d)(xvi)	Stock Option Agreement dated as of July 17, 2007, between Five Star Products, Inc. and Ira J. Sobotko (incorporated herein by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 filed by National Patent Development Corporation with the SEC on November 14, 2007).
(d)(xvii)	Management Services Agreement, dated as of August 5, 1994, between GP Strategies Corporation and Five Star Products, Inc. (incorporated by reference to Exhibit 10.2 of the Form S-1 filed by Five Star Products, Inc. on July 22, 1994, Registration Statement No. 33-78252).
(d)(xviii)	Tax Sharing Agreement, dated as of February 1, 2004, between GP Strategies Corporation and Five Star Products, Inc. (incorporated by reference to Exhibit 10.19 of the Annual Report on Form 10-K for the year ended December 31, 2003 filed by Five Star Products, Inc. on April 2, 2004).

(d)(xix)	Registration Rights Agreement dated as of March 2, 2007, between Five Star Products, Inc. and S. Leslie Flegel (incorporated herein by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by Five Star Products, Inc. with the SEC on March 7, 2007).
(d)(xx)	Agreement and Release, dated March 25, 2008, by and among S. Leslie Flegel, National Patent Development Corporation and Five Star Products, Inc. (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Five Star Products, Inc. with the SEC on March 27, 2008).
(d)(xxi)	Sale Agreement, dated March 25, 2008, by and among National Patent Development Corporation, Five Star Products, Inc., Jason Flegel, Carole Flegel, Dylan Zachary Flegel UTMA – FL, Brooke Flegel UTMA – FL, Mark Flegel, Darryl Sagel, Lauren Sagel, Graham Spencer Sagel UTMA – NY and Alexa Danielle Sagel UTMA – NY (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Five Star Products, Inc. with the SEC on March 27, 2008)
(d)(xxii)	Employment Agreement dated as of March 2, 2007, between Five Star Products, Inc. and S. Leslie Flegel (incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Five Star Products, Inc. with the SEC on March 7, 2007).
(d)(xxiii)	Purchase Agreement dated as of March 2, 2007, between National Patent Development Corporation and S. Leslie Flegel (incorporated herein by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by Five Star Products, Inc. with the SEC on March 7, 2007).
(g)	None.
(h)	None.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3

Item 2.	Subject Company Information

(d)  Reference is made to the information set forth under The Tender Offer—Section 5 (“Price Range of Shares; Dividends”) in the Offer to Purchase, which is incorporated herein by reference.

(e)  Not Applicable.

(f)  Reference is made to the information set forth under Special Factors—Sections 2 (“National Patent’s Past Contacts, Transactions, Negotiations and Agreements with Five Star”) and 3 (“Background of the Offer”) and Schedule C (“Terms of Specific Agreements”) in the Offer to Purchase, which is incorporated herein by reference.

Item 4.	Terms of the Transaction

(c)  Reference is made to the information set forth under Special Factors—Section 3 (“Background of the Offer”) and Schedule C (“Terms of Specific Agreements”) in the Offer to Purchase, which is incorporated herein by reference.

(d)  Reference is made to the information set forth under The Tender Offer—Section 7 (“Merger and Appraisal Rights; ‘Going Private’ Rules”) and Schedule D (“Section 262 of the Delaware General Corporation Law”) in the Offer to Purchase, which is incorporated herein by reference.

(e)  None.

(f)  Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

(c)  Reference is made to the information set forth under Special Factors—Sections 2 (“National Patent’s Past Contacts, Transactions, Negotiations and Agreements with Five Star”), 3 (“Background of the Offer”), 4 (“Purpose of the Offer; Plans for Five Star”) and 6 (“Report of Burnham Securities Inc. to Five Star’s Special Committee and Board of Directors; Recommendation of Five Star’s Special Committee and Board of Directors”) and Schedule C (“Terms of Specific Agreements”) in the Offer to Purchase, which is incorporated herein by reference.

(e)  Reference is made to the information set forth under Special Factors—Sections 2 (“National Patent’s Past Contacts, Transactions, Negotiations and Agreements with Five Star”), 3 (“Background of the Offer”) and 8 (“The Tender Offer Agreement”); The Tender Offer—Sections 1 (“Terms of the Offer”), 2 (“Acceptance for Payment and Payment for Shares”), 3 (“Procedure for Tendering Shares”), 4 (“Rights of Withdrawal”), 8 (“Source and Amount of Funds”) and 9 (“Certain Conditions of the Offer”) and Schedule C (“Terms of Specific Agreements”) in the Offer to Purchase, which is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals

(b)  Reference is made to the information set forth under Special Factors—Section 4 (“Purpose of the Offer; Plans for Five Star”) in the Offer to Purchase, which is incorporated by reference.

(c)(8)  Reference is made to the information set forth under Special Factors—Section 5 (“Certain Effects of the Offer and Merger”) in the Offer to Purchase, which is incorporated herein by reference.

Item 7.	Purposes, Alternatives, Reasons and Effects

(a), (b) and (c)  Reference is made to the information set forth under Questions and Answers About the Offer; Introduction; and Special Factors—Sections 3 (“Background of the Offer”), 4 (“Purpose of the Offer; Plans for Five Star”), 5 (“Certain Effects of the Offer and Merger”), 6 (“Report of Burnham Securities Inc. to Five Star’s Special Committee and Board of Directors; Recommendation of Five Star’s Special Committee and Board of Directors”) and 7 (“National Patent’s and NPDV Acquisition Corp.’s Position Regarding the Fairness of the Offer”) in the Offer to Purchase, which is incorporated herein by reference.

(d)  Reference is made to the information set forth under Introduction, Special Factors—Sections 4 (“Purpose of the Offer; Plans for Five Star”) and 5 (“Certain Effects of the Offer and Merger”) and The Tender Offer—Sections 7 (“Merger and Appraisal Rights; ‘Going Private’ Rules”) and 12 (“Certain Material U.S. Federal Income Tax Considerations”) in the Offer to Purchase, which is incorporated herein by reference.

Item 8.	Fairness of the Transaction

(a), (b), (c), (d), (e) and (f)  Reference is made to the information set forth under Special Factors—Sections 3 (“Background of the Offer”), 4 (“Purpose of the Offer; Plans for Five Star”) and 7 (“National Patent’s and NPDV Acquisition Corp.’s Position Regarding the Fairness of the Offer”) in the Offer to Purchase, which is incorporated herein by reference.

Item 9.	Reports, Opinions, Appraisals and Negotiations

(a), (b) and (c)  Reference is made to the information set forth under Special Factors—Section 6 (“Report of Burnham Securities Inc. to Five Star’s Special Committee and Board of Directors; Recommendation of Five Star’s Special Committee and Board of Directors”) in the Offer to Purchase, which is incorporated herein by reference.

Item 10.	Source and Amount of Funds or Other Consideration

(c) Reference is made to the information set forth under The Tender Offer—Section 11 (“Fees and Expenses”) in the Offer to Purchase, which is incorporated by reference.

Item 12.	The Solicitation or Recommendation

(d)  Reference is made to the information set forth under Special Factors—Section 7 (“National Patent’s and NPDV Acquisition Corp.’s Position Regarding the Fairness of the Offer”); The Tender Offer – Section 6 (“Certain Information Regarding Five Star, National Patent and NPDV Acquisition Corp.”) and Schedule C (“Terms of Specific Agreements”).

(e)  None.

Item 13.	Financial Statements

(a)  Financial Information.  The audited consolidated financial statements of Five Star as of and for the fiscal years ended December 31, 2007 and December 31, 2006 are incorporated herein by reference to “Item 8. Financial Statements and Supplementary Data” of Five Star’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, filed with the SEC on March 31, 2008. The unaudited consolidated financial statements of Five Star for the quarter ended March 31, 2008 is incorporated herein by reference to “Item 1. Financial Statements” of Five Star’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008, filed with the Commission May 15, 2008. Reference is made to the information set forth under The Tender Offer – Section 6 (“Certain Information Regarding Five Star, National Patent and NPDV Acquisition Corp.”) in the Offer to Purchase, which is incorporated by reference.

(b)	Pro Forma Information. Not applicable.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used

(b)  None.

Item 16.	Exhibits.

(c)(i)	Report of Burnham Securities Inc. to Five Star’s Special Committee and Board of Directors, dated June 26, 2008 (incorporated herein by reference to Exhibit (a)(5)(i) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Five Star Products, Inc. with the SEC on July 24, 2008).
(f)	Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Schedule D of the Offer to Purchase filed herewith as Exhibit(a)(1)(i)).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NATIONAL PATENT DEVELOPMENT CORPORATION

By:	/s/ HARVEY P. EISEN
Name:     Harvey P. Eisen

Title:	Chairman, Chief Executive Officer
and President

NPDV ACQUISITION CORP.

By:	/s/ JOHN C. BELKNAP
Name:     John C. Belknap

Title:	President

Date: July 24, 2008

EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase dated July 24, 2008.
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.
(a)(1)(v)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(vii)	Press release by National Patent Development Corporation and Five Star Products, Inc., dated June 26, 2008, announcing execution of the Tender Offer Agreement by National Patent Development Corporation, NPDV Acquisition Corp. and Five Star Products, Inc. (incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by National Patent Development Corporation and NPDV Acquisition Corp. with the SEC on June 26, 2008).
(b)	None.
(c)(i)	Report of Burnham Securities Inc. to Five Star’s Special Committee and Board of Directors, dated June 26, 2008 (incorporated herein by reference to Exhibit (a)(5)(i) to Five Star’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on July 24, 2008).
(d)(i)	Tender Offer and Merger Agreement, dated as of June 26, 2008, among National Patent Development Corporation, NPDV Acquisition Corp. and Five Star Products, Inc. (incorporated herein by reference to Exhibit 2.1 to the Schedule TO-C filed by National Patent Development Corporation and NPDV Acquisition Corp. with the SEC on June 26, 2008).
(d)(ii)	Letter Agreement, dated June 26, 2008, among Bruce Sherman, Five Star Products, Inc. and National Patent Development Corporation (incorporated herein by reference to Exhibit 10.1 to the Schedule TO-C filed by National Patent Development Corporation and NPDV Acquisition Corp. with the SEC on June 26, 2008).
(d)(iii)	Letter Agreement, dated June 26, 2008, among Ronald Kampner, Five Star Products, Inc. and National Patent Development Corporation (incorporated herein by reference to Exhibit 10.2 to the Schedule TO-C filed by National Patent Development Corporation and NPDV Acquisition Corp. with the SEC on June 26, 2008).
(d)(iv)	Letter Agreement, dated June 26, 2008, among Charles Dawson, Five Star Products, Inc. and National Patent Development Corporation (incorporated herein by reference to Exhibit 10.3 to the Schedule TO-C filed by National Patent Development Corporation and NPDV Acquisition Corp. with the SEC on June 26, 2008).

(d)(v)	Letter Agreement, dated June 26, 2008, among Joseph Leven, Five Star Products, Inc. and National Patent Development Corporation (incorporated herein by reference to Exhibit 10.4 to the Schedule TO-C filed by National Patent Development Corporation and NPDV Acquisition Corp. with the SEC on June 26, 2008).
(d)(vi)	Letter Agreement, dated June 26, 2008, among Ira Sobotko, Five Star Products, Inc. and National Patent Development Corporation (incorporated herein by reference to Exhibit 10.5 to the Schedule TO-C filed by National Patent Development Corporation and NPDV Acquisition Corp. with the SEC on June 26, 2008).
(d)(vii)	Letter Agreement, dated June 26, 2008, among John C. Belknap, Five Star Products, Inc. and National Patent Development Corporation (incorporated herein by reference to Exhibit 10.6 to the Schedule TO-C filed by National Patent Development Corporation and NPDV Acquisition Corp. with the SEC on June 26, 2008).
(d)(viii)	Amended and Restated Convertible Promissory Note dated June 30, 2005, between Five Star Products, Inc. and JL Distributors, Inc. (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by National Patent Development Corporation with the SEC on March 7, 2007).
(d)(ix)	Agreement of Subordination and Assignment, dated as of June 27, 2008, by JL Distributors, Inc., Five Star Group, Inc., Five Star Products, Inc. and Bank of America N.A. (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Five Star Products, Inc. with the SEC on July 3, 2008).
(d)(x)	Registration Rights Agreement dated as of March 2, 2007, between Five Star Products, Inc. and JL Distributors, Inc. (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Five Star Products, Inc. with the SEC on March 7, 2007).
(d)(xi)	Non-Qualified Stock Option Agreement, dated March 1, 2007, between National Patent Development Corporation and John C. Belknap (incorporated herein by reference to Exhibit 10.10 to the Current Report on Form 8-K filed by National Patent Development Corporation with the SEC on March 7, 2007).
(d)(xii)	Restricted Stock Agreement, dated March 2, 2007, between Five Star Products, Inc. and John C. Belknap (incorporated herein by reference to Exhibit 10.7 to the Current Report on Form 8-K filed by Five Star Products, Inc. with the SEC on March 7, 2007).
(d)(xiii)	Registration Rights Agreement, dated as of March 2, 2007, between Five Star Products, Inc. and John Belknap (incorporated herein by reference to Exhibit 10.8 to the Current Report on Form 8-K filed by National Patent Development Corporation with the SEC on March 7, 2007).
(d)(xiv)	Non-Qualified Stock Option Agreement, dated March 1, 2007, between National Patent Development Corporation and Harvey P. Eisen (incorporated herein by reference to Exhibit 10.9 to the Current Report on Form 8-K filed by National Patent Development Corporation with the SEC on March 7, 2007).

(d)(xv)	Stock Option Agreement dated as of July 30, 2007, between National Patent Development Corporation and Ira J. Sobotko (incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 filed by National Patent Development Corporation with the SEC on November 14, 2007).
(d)(xvi)	Stock Option Agreement dated as of July 17, 2007, between Five Star Products, Inc. and Ira J. Sobotko (incorporated herein by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 filed by National Patent Development Corporation with the SEC on November 14, 2007).
(d)(xvii)	Management Services Agreement, dated as of August 5, 1994, between GP Strategies Corporation and Five Star Products, Inc. (incorporated by reference to Exhibit 10.2 of the Form S-1 filed by Five Star Products, Inc. on July 22, 1994, Registration Statement No. 33-78252).
(d)(xviii)	Tax Sharing Agreement, dated as of February 1, 2004, between GP Strategies Corporation and Five Star Products, Inc. (incorporated by reference to Exhibit 10.19 of the Annual Report on Form 10-K for the year ended December 31, 2003 filed by Five Star Products, Inc. on April 2, 2004).
(d)(xix)	Registration Rights Agreement dated as of March 2, 2007, between Five Star Products, Inc. and S. Leslie Flegel (incorporated herein by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by Five Star Products, Inc. with the SEC on March 7, 2007).
(d)(xx)	Agreement and Release, dated March 25, 2008, by and among S. Leslie Flegel, National Patent Development Corporation and Five Star Products, Inc. (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Five Star Products, Inc. with the SEC on March 27, 2008).
(d)(xxi)	Sale Agreement, dated March 25, 2008, by and among National Patent Development Corporation, Five Star Products, Inc., Jason Flegel, Carole Flegel, Dylan Zachary Flegel UTMA – FL, Brooke Flegel UTMA – FL, Mark Flegel, Darryl Sagel, Lauren Sagel, Graham Spencer Sagel UTMA – NY and Alexa Danielle Sagel UTMA – NY (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Five Star Products, Inc. with the SEC on March 27, 2008)
(d)(xxii)	Employment Agreement dated as of March 2, 2007, between Five Star Products, Inc. and S. Leslie Flegel (incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Five Star Products, Inc. with the SEC on March 7, 2007).
(d)(xxiii)	Purchase Agreement dated as of March 2, 2007, between National Patent Development Corporation and S. Leslie Flegel (incorporated herein by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by Five Star Products, Inc. with the SEC on March 7, 2007).
(f)	Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Schedule D of the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).
(g)	None.
(h)	None.